

May 19, 2016

Susan S. Whaley, Esq.
Galleria Co.
c/o The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, Ohio 45202

   Re: **Galleria Co.**
      Registration Statement on Form S-1 and S-4
      Filed April 22, 2016
      File No. 333-210857

Dear Ms. Whaley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please ensure consistency of disclosure throughout the documents filed on behalf of Galleria and Coty. In addition, where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes as applicable.

2. Please provide us with copies of all materials prepared by each of the company's financial advisors, including projections and forecasts, and shared with each respective board of directors and its representatives. This includes copies of the board books and all transcripts, summaries and video presentation materials.

3. We note that you have yet to file all exhibits. Please file these as soon as practicable and note that we will need time to review the legal and tax opinions once filed.

4. As structured, the final exchange ratio used to determine the number of shares of Galleria Company common stock, and effectively the number of shares of Coty common stock that holders of common stock of P&G will receive for each share of P&G common stock accepted in the exchange offer (as well as whether the upper limit on the number of shares that can be received for each share of P&G common stock tendered will be in effect) will not be made known to P&G shareholders until the end of the second trading day preceding the Expiration Date, at the earliest. In light of the requirements of Exchange Act Rules 13e-4(d), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b), please advise us how Galleria intends to comply with these rules and inform us of any intent to seek no-action letter relief with respect to the contemplated structure of this exchange offer.

Where You Can Find More Information; Incorporation by Reference, page 243

5. We note that you have elected to incorporate various filings by P&G and Coty by reference. Please provide your analysis with regard to the registrant's eligibility to incorporate by reference.

Undertakings, page II-3

6. Please revise your disclosure to include undertakings set forth in Item 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney at (202) 551-3464 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pam A. Long
Assistant Director
Office of Manufacturing and
Construction